Exhibit 99.2

AGREEMENT

This AGREEMENT (this “Agreement”), dated as of August 7, 2020, is entered into by and among Longfellow Energy, LP (“Longfellow”), Dalea Partners, LP (“Dalea”), Alexandria Nicole Mitchell Trust 2005 (“ANM Trust”), Elizabeth Lee Mitchell Trust 2005 (“ELM Trust”), Noah Malone Mitchell Trust 2005 (“NMM Trust”), Steven Briggs Mitchell (“SBM”), KMF Investments Partners, LP (“KMF”), West Investment Holdings, LLC (“WIH”), Randy Rochman (“R Rochman”), Betsy Rochman (“B Rochman,” and together with Longfellow, Dalea, ANM Trust, ELM Trust, NMM Trust, SBM, KMF, WIH and R Rochman, the “Series A Holders”), and N. Malone Mitchell 3rd.

WHEREAS, the Series A Holders are the owners of all of the outstanding 12% Series A Convertible Redeemable Preferred Shares (the “Series A Shares”) of Transatlantic Petroleum Ltd., a Bermuda exempted company (the “Company”), and own the number of Series A Shares set forth opposite their respective names on Exhibit A attached hereto;

WHEREAS, the Series A Holders desire to enter into the series of transactions contemplated by the Contribution Agreement (defined below), the Company Agreements (defined below) and the Merger Agreements (defined below) (collectively, the “Transaction”);

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Company Agreement and the Merger Agreements, and intending to be legally bound hereby, the parties hereto agree as follows:

1. The Merger Agreements and Governance Documents.

(a) The Series A Holders and the Company’s Board of Directors have agreed on the terms and provisions contained in that certain Agreement and Plan of Merger by and among TAT Holdco, LLC, a Texas limited liability company (“Parent”), TAT Merger Sub LLC, a Texas limited liability company (“Merger Sub”), and Company dated as of August 7, 2020 (the “US Merger Agreement”), the requisite substantive terms of which shall also be incorporated into a form of merger agreement to be by and among Parent, Merger Sub, and Company in compliance with applicable laws of Bermuda (the “Bermuda Merger Agreement”, and together with the US Merger Agreement, the “Merger Agreements”), pursuant to which, among other things, the Company will merge with and into Merger Sub (the “Merger”).

(b) The Series A Holders have agreed to (i) the formation of Parent and Merger Sub and the filing of their respective certificates of formation with the Texas Secretary of State on July 23, 2020, and July 24, 2020, respectively, (ii) the Limited Liability Company Agreement of Parent dated as of August 7, 2020 (the “Parent Company Agreement”), (iii) the Limited Liability Company Agreement of Merger Sub dated as of August 7, 2020 (the “Merger Sub Company Agreement” and, together with the Parent Company Agreement, the “Company Agreements”) and (iv) that certain Contribution Agreement (the “Contribution Agreement”), pursuant to which the Series A Holders will contribute one hundred percent (100%) of their respective Series A Shares in exchange for a pro rata assignment of one hundred percent (100%) of the membership interests in Parent.

2. Participation with respect to the Transaction; Approval of Merger Agreements and Governance Documents.

(a) The Series A Holders agree to participate in the Transaction on the terms and conditions set forth in this Agreement, the Merger Agreements, the Company Agreements and the Contribution Agreement and agree to be bound by and comply with the Company Agreements and the Contribution Agreement.

(b) The Series A Holders shall each cooperate and proceed in good faith to (and reasonably cooperate with the other Series A Holders to): (i) engage in continued discussions with the Company regarding the Transaction; (ii) negotiate and finalize amendments, if any, required to the Merger Agreements; and (iii) take any necessary action or refrain from taking any action in order for Parent and Merger Sub to comply with their respective obligations, satisfying the closing conditions or exercise their respective rights under the Merger Agreements.

(d) Each Series A Holder will reasonably cooperate in good faith in connection with the Transaction and performance under the Merger Agreements and any and other related documents reasonably necessary to effectuate the Transaction (collectively, the “Transaction Documents”), including: (i) complying with any information delivery or other requirements reasonably consented to by the Series A Holders in connection with the Transaction and the Transaction Documents, and shall not, and shall direct their respective representatives and Affiliates (defined below) not to, by action or omission, breach any such arrangements or obligations, (ii) to the extent required, participate in meetings and negotiations with the Board of Directors and/or any special committee of the Board of Directors of the Company and its advisors, (iii) executing and delivering confidentiality or nondisclosure agreements reasonably required by the Company, (iv) providing to either Parent or Company any and all information reasonably required concerning such Series A Holder or any other matter relating to such Series A Holder in connection with the Transaction and any other information that Parent and/or Company may reasonably require for inclusion in the Proxy Statement (as defined in the US Merger Agreement), (v) providing timely responses to requests by Parent or Company for information, (vi) consulting with the other Series A Holders or the Company and otherwise cooperating in good faith on any public statements regarding the parties’ hereto intentions with respect to the Company and (vii) filing any required reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless the holders of at least a majority of the Series A Shares shall otherwise agree in writing, none of the Series A Holders shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). For purposes of this Agreement, “Affiliate” means, with respect to any person or entity, any other person or entity that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such person or entity; and “control” means, as to any entity, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

3. Fee Sharing. Each Series A Holder hereby agrees to (a) pay such Series A Holder’s Pro Rata Share of all reasonable, documented out of pocket costs and expenses incurred by N. Malone Mitchell 3rd in connection the negotiation of the Merger Agreements with the Company, the Board of Directors of the Company, and any special committee of the Board of Directors of the Company, including any reasonably, documented costs and expenses of accountants, counsel and other advisors N. Malone Mitchell 3rd deems reasonably necessary, and (b) concurrently with the execution and delivery of this Agreement, deliver to N. Malone Mitchell 3rd such Series A Holder’s Pro Rata Share (as set forth opposite such Series A Holder’s name in Exhibit A) of $200,000 (the “Expense Amount”), which N. Malone Mitchell 3rd shall deposit in a separate account maintained by N. Malone Mitchell 3rd at Bank of America and which shall be retained and used by N. Malone Mitchell 3rd solely in order to fund any such costs and expenses of the Series A Holders in connection with the Transaction and in accordance with the terms of this Agreement (together with any interest thereon and any additions thereto, the “Expense Fund”). If, in the good faith judgment of N. Malone Mitchell 3rd, additional funds are needed in connection with the Transaction, each Series A Holder shall promptly deliver to N. Malone Mitchell 3rd such Series A Holder’s Pro Rata Share of such additional amount, provided, however, in no event shall the aggregate additional amount requested by N. Malone Mitchell 3rd hereunder exceed $100,000, for a total maximum Expense Fund of $300,000 (the “Expense Cap”). If N. Malone Mitchell 3rd expends any of his personal funds in connection with the Transaction, N. Malone Mitchell 3rd may seek reimbursement from the Expense Fund, provided he submits reasonable supporting documentation to the Series A Holders. If the Transaction (a) is abandoned upon agreement of the Series A Holders, or (b) fails to close for any reason on or before March 31, 2021, then promptly thereafter, N. Malone Mitchell 3rd will deliver or cause to be delivered to the Series A Holders, based on their Pro Rata Share, any balance of the Expense Fund that is not subject to any outstanding or potential claims or expenditures. Notwithstanding anything to the contrary contained in this Agreement, if the Transaction is not consummated due to the breach of this Agreement by one or more Series A Holders, then such breaching party(ies) shall reimburse the non-breaching party(ies) for all reasonable, documented out-of-pocket costs and expenses incurred by such non-breaching party(ies) in connection with the Transaction. Each Series A Holder shall be entitled to hire, at such Series A Holder’s own cost and expense, such consultants, advisors and legal counsel as such Series A Holder shall determine.

4. Exclusivity; Voting; Transfer Restrictions; Other Covenants

(a) Exclusivity Period. Subject to Section 4(f), during the period beginning on the date hereof and ending on the earlier of (i) date that is eight (8) months from the date hereof, which may be extended by the written agreement of the Series A Holders, and (ii) the termination of this Agreement (the “Exclusivity Period”), each party hereto shall (unless otherwise consented to in writing in advance by the Series A Holders) and shall cause his, her or its Affiliates to:

(i) work exclusively with the other parties hereto to implement the Transaction, including to comply with and perform under any Transaction Documents to which such Series A Holder is a party or is contemplated to be a party;

(ii) not to, and shall use his, her or its reasonable efforts to cause his, her or its representatives and Affiliates (subject to, in the case of any party or any representative who is an officer or director of the Company or any of its subsidiaries and solely in such capacity as an officer or director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any person or entity not a party to this Agreement (A) make any Acquisition Proposal (defined below), or solicit, encourage, facilitate or join with or invite any other person to be involved in the making of, any Acquisition Proposal, (B) provide any information to any third party with a view to the third party or any other person or entity pursuing or considering to pursue an Acquisition Proposal, (C) finance or offer to finance any Acquisition Proposal, including by offering any equity or debt finance, or contribution of Covered Securities or provision of a voting agreement, in support of any Acquisition Proposal, (D) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Acquisition as contemplated under this Agreement, (E) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such party from performing his, her or its obligations under this Agreement, or (F) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4(a)(ii)(A) to Section 4(a)(ii)(E). For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer relating to any of the following (other than the Transaction): (1) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company or to which 10% or more of the total revenue or net income of the Company are attributable, (2) any sale, lease, license, exchange, transfer or other disposition of assets which would result in a third party acquiring assets, individually or in the aggregate, constituting 10% or more of the consolidated assets of the Company and its subsidiaries or to which 10% or more of the total revenue or net income of the Company and its subsidiaries are attributable, (3) any sale, exchange, transfer or other disposition of 10% or more of any class of equity securities of the Company to any third party, (4) any general offer, tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 10% or more of any class of equity securities of the Company or (5) any public solicitation of proxies in opposition to approval and adoption of a definitive agreement providing for the Merger and approval of the Merger by the Company’s shareholders.

(iii) subject to Section 4(f), immediately cease and terminate, and cause to be ceased and terminated, to the extent applicable, all existing activities, discussions, conversations, negotiations and other communications with all persons or entities conducted heretofore with respect to an Acquisition Proposal; and

(iv) subject to Section 4(f), promptly notify the other parties hereto if such party hereto or, to such party’s knowledge, any representative of such party hereto receives any approach or communication with respect to any Acquisition Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other parties hereto with copies of any written communication.

(b) Agreement to Vote. At any meeting, or separate class meeting, of the shareholders of the Company, however called, or at any adjournment, recess or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, each Series A Holder shall, and shall cause any other holder of record with respect to the Series A Shares, all common shares of the Company owned by such Series A Holder and any other equity securities of the Company which are beneficially owned by such Series A Holder or any of its Affiliates, whether now owned or hereinafter acquired (the “Covered Shares”) to (i) appear at each such meeting or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all Covered Shares (A) in favor of adopting the Merger Agreements and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreements and this Agreement, or any other transaction pursuant to which the Series A Holders (collectively) or an entity or entities directly or indirectly owned by them propose to acquire the Company, (B) in favor of any adjournment or postponement recommended by the Company with respect to any shareholder meeting with respect to the Merger Agreements, the Merger or the Transaction, if N. Malone Mitchell 3rd reasonably deems such adjournment or postponement to be in the best interests of the Series A Holders, (C) against any other transaction or transactions, including any Acquisition Proposal (other than the Merger or a transaction otherwise approved by all Series A Holders) including any consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company and (D) against any proposal, action or agreement, including an Acquisition Proposal, that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreements or any other transactions approved by all Series A Holders, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreements, (3) result in any of the conditions set forth in the Merger Agreements not being fulfilled or (4) change the capitalization of, including the voting rights of any class of capital stock of, the Company. Each Series A Holder shall not commit or agree to take any action inconsistent with the foregoing. Subject to the terms and conditions set forth herein, each Series A Holder shall, and shall cause his, her or its Affiliates to, during the Exclusivity Period, retain at all times the right to vote or consent with respect to such party’s or his, her or its Affiliates’ Covered Shares in such party’s or his, her or its Affiliates’ sole discretion (as applicable) and without any other limitation on those matters, other than the limitations contained in this Section 4(b). In the event of any share split, share dividend, bonus issue, amalgamation, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Covered Shares or other securities or rights of the Company by any Series A Holder or any of its Affiliates, (i) the type and number of Covered Shares shall be adjusted appropriately and (ii) this Agreement and the obligations hereunder shall automatically attach to any additional Covered Shares or other securities or rights of the Company issued to or acquired by the Series A Holder or any of his, her or its Affiliates. The obligations of each party hereto set forth in this Section 4(b) are irrevocable.

(c) Appraisal or Dissent Rights. Each Series A Holder hereby irrevocably and unconditionally waives any rights of appraisal or rights to dissent from the Merger and agrees not to bring any claim, action, lawsuit, demand, arbitration, charge, complaint, proceeding, audit, inquiry or investigation of any kind (whether civil, criminal, administrative or regulatory) or other similar action (whether at law or in equity) (each, an “Action”) relating directly or indirectly to such rights of appraisal or rights to dissent.

(d) No Disposition. Each Series A Holder hereby covenants and agrees that during the Exclusivity Period, such Series A Holder shall not, and shall not cause or permit his, her or its Affiliates to (i) Transfer (as defined below), offer to Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein without the prior written consent of all Series A Holders, (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all Covered Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares, (iv) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares or (v) take any other action that would make any representation or warranty of such Series A Holder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of such Series A Holder’s obligations hereunder or the transactions contemplated hereby or by any other Transaction Document that has been approved by all Series A Holders. Any attempted Transfer of any Covered Shares or any interest therein in violation of this Section 4 shall be null and void. For purposes of this Agreement, “Transfer” means the transfer, pledge, charge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of any applicable security or the beneficial ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; and as a verb, “Transfer” shall have a correlative meaning.

(e) No Inconsistent Agreements. During the Exclusivity Period, without the prior written consent of all of the Series A Holders, each party hereto shall not, and shall cause his, her or its Affiliates not to, (i) enter into any contract or other instrument, option or other agreement (except this Agreement or as otherwise contemplated hereby) with respect to, or consent to, a Transfer of, any of the Covered Shares, beneficial ownership thereof or any other interest therein, (ii) create or permit to exist any Lien that could prevent such party hereto or any of his, her or its Affiliates (as applicable) from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable law on such Covered Shares, (iii) enter into any voting or similar agreement (except this Agreement) with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares or (iv) take any action, directly or indirectly, that would or would reasonably be expected to (A) result in a breach hereof, (B) make any representation or warranty of the Party set forth herein untrue or incorrect in any material respect or (C) prevent, impede or, in any material respect, interfere with, delay or adversely affect the performance by such party hereto of his, her or its obligations under, or compliance by such party with the provisions of, this Agreement.

(f) Capacity as a Shareholder. The parties hereto agree and acknowledge that notwithstanding anything to the contrary provided herein, N. Malone Mitchell 3rd is signing this Agreement solely in his capacity as a beneficial owner of Covered Shares and his agreement with respect to the Expense Fund. Nothing in this Agreement shall limit or affect any actions taken by N. Malone Mitchell 3rd in his capacity as a director or officer of the Company, to the extent this Agreement could be construed to restrict the exercise by N. Malone Mitchell 3rd of his fiduciary duties in such capacity.

5. Representations and Warranties of Each Series A Holder. Each Series A Holder hereby represents and warrants to the other Series A Holders as follows:

(a) Title. Such Series A Holder is the sole record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Series A Shares and Company common shares set forth on Exhibit A (the “Disclosed Owned Shares”). The Disclosed Owned Shares constitute all of the capital stock and any other equity securities of the Company owned of record or beneficially by such Series A Holder on the date hereof and neither such Series A Holder nor any of its Affiliates (other than a Series A Holder which is a party to this Agreement) is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for equity securities of the Company, in each case other than the Disclosed Owned Shares. Such Series A Holder has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in this Agreement, in each case with respect to all of the Disclosed Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. Except as permitted by this Agreement, the Disclosed Owned Shares and the certificates representing such shares, if any, are now, and at all times during the term hereof will be, held by such Series A Holder, or by a nominee or custodian for the benefit of such Series A Holder, free and clear of any and all liens, pledges, charges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Disclosed Owned Shares (other than as created by this Agreement).

(b) Authority. Such Series A Holder has all necessary power and authority and legal capacity to execute, deliver and perform all of such Series A Holder’s obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of such Series A Holder or any other person or entity are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(c) Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by such Series A Holder and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of such Series A Holder, enforceable against such Series A Holder in accordance with its terms, except as enforceability may be limited by equitable principles of law.

(d) No Conflict or Default. No permit, authorization, consent or approval of, any governmental entity or any other person or entity is necessary for the execution and delivery of this Agreement by such Series A Holder, the consummation by such Series A Holder of the transactions contemplated hereby and the compliance by such Series A Holder with the provisions hereof. None of the execution and delivery of this Agreement by such Series A Holder, the consummation by such Series A Holder of the transactions contemplated hereby or compliance by such Series A Holder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, charge agreement, shareholders agreement or voting trust, to which such Series A Holder is a party or by which such Series A Holder or any of such Series A Holder’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other governmental entity that is applicable to such Series A Holder or any of such Series A Holder’s properties or assets, (iii) constitute a violation by such Series A Holder of any law or regulation of any jurisdiction or (iv) contravene or conflict with such Series A Holder’s certificate or articles of incorporation or formation, bylaws, partnership agreement, trust agreement or similar document, in each case, except for any conflict, breach, default or violation described which would not adversely effect in any material respect the ability of such Series A Holder to perform his, her or its obligations hereunder or consummate the transactions contemplated hereby.

(e) No Litigation. There is no Action pending or, to the knowledge of such Series A Holder, threatened against such Series A Holder at law or in equity before or by any governmental entity that could reasonably be expected to impair the ability of such Series A Holder to perform his, her or its obligations hereunder or consummate the transactions contemplated hereby.

6. Termination. The term (the “Term”) of this Agreement shall commence upon the execution of this Agreement by all parties hereto and shall terminate upon the earliest of (i) the mutual written agreement of all parties hereto and (iii) March 31, 2021; provided that (A) nothing herein shall relieve any Series A Holder from liability for any breach of this Agreement and (B) Section 3, Section 7 and Section 8 shall survive any termination of this Agreement.

7. Indemnification and Release.

(a) Each Series A Holder shall have no right of recovery or claim against N. Malone Mitchell 3rd, any of his Affiliates or any representative of the foregoing (the “Relevant Parties”) under, by reason of or in connection with, and no liability shall attach to any Relevant Party under, by reason of or in connection with, this Agreement or the transactions contemplated hereby (including the exercise of any right, option or discretion of N. Malone Mitchell 3rd hereunder, or any direct or indirect consequence of such exercise of right, option or discretion), whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, in each case other than any right of recovery, claim or liability arising out of any gross negligence, willful misconduct or fraud on behalf of N. Malone Mitchell 3rd. Each Series A Holder hereby unconditionally and irrevocably and forever releases and discharges, to the fullest extent permitted by law, the Relevant Parties, of and from, and hereby unconditionally and irrevocably waives, any and all Actions and Losses of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract or in tort, at law or in equity, that such Series A Holder ever had, now has or ever may have or claim to have against N. Malone Mitchell 3rd, relating to, arising out of or in connection with any action taken, or not taken, by N. Malone Mitchell 3rd in accordance with this Agreement, except for such Actions and Losses that arise from the gross negligence, willful misconduct or fraud of N. Malone Mitchell 3rd; provided, however, that this release does not extend to any Claim or Action to enforce the terms of, or any breach of, this Agreement or any of the provisions set forth herein (collectively, the “Retained Claims”). Each Series A Holder hereby unequivocally, unconditionally and irrevocably agrees not to, directly or indirectly, initiate proceedings with respect to, institute, assert or threaten to assert any claim or Action, other than based upon or with respect to the Retained Claims, against N. Malone Mitchell 3rd, and this Agreement shall constitute a complete defense to any claim or Action, other than based upon or with respect to the Retained Claims.

(b) Each Series A Holder shall indemnify N. Malone Mitchell 3rd for up to such Series A Holder’s Pro Rata Share of any Losses of any nature whatsoever, arising out of or in connection with any Action or in connection with any appeal thereof, relating to the acts or omission of N. Malone Mitchell 3rd hereunder, under any Transaction Document approved by all of the Series A Holders or otherwise, except for such Losses against N. Malone Mitchell 3rd that arise from his gross negligence, willful misconduct or fraud. The foregoing indemnification shall not be deemed exclusive of any other right to which N. Malone Mitchell 3rd may be entitled under the provisions hereof. In the event of any indemnification under this Section 7(b), each Series A Holder shall promptly deliver to N. Malone Mitchell 3rd full payment of such Series A Holder’s Pro Rata Share of such indemnification claim.

8. Miscellaneous.

(a) Entire Agreement. This Agreement (together with Exhibit A) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

(b) Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated hereby. At another party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may reasonably be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby.

(c) No Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto.

(d) Binding Successors. Without limiting any restrictions herein or any other rights the N. Malone Mitchell 3rd may have hereunder with respect to any Transfer of any of the Covered Shares, each Series A Holder agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by such Series A Holder and its Affiliates and shall be binding upon any person or entity to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of law or otherwise, including such Series A Holder’s heirs, guardians, administrators or successors.

(e) Amendments. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed by the parties hereto.

(f) Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received) (i) upon receipt, if delivered personally or by first class mail, postage pre-paid, (ii) on the date of transmission, if sent by electronic transmission (with confirmation of receipt), or (iii) on the business day after dispatch, if sent by nationally recognized, documented overnight delivery service, as follows:

If to a Series A Holder:

At the address set forth on Exhibit A.

If to N. Malone Mitchell 3rd:

N. Mitchell Malone 3rd

16803 Dallas Parkway, Suite 200

Addison, Texas 75001

E-mail: malone.mitchell@riatacg.com

Copy to (which copy shall not constitute notice):

Michael S. Haynes

16803 Dallas Parkway, Suite 200

Addison, Texas 75001

Email: michael.haynes@riatacg.com

-and-

Foley & Lardner LLP

2021 McKinney Avenue, Suite 1600

Dallas, TX 75201

E-mail: rsarfatis@foley.com

Attention: Robert Sarfatis

or to such other address as the person to whom notice is given may have previously furnished to the other parties hereto in writing in the manner set forth above.

(g) Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

(h) Remedies. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i) No Waiver. No waiver by any party hereto of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party hereto shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with such party’s obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(j) Governing Law. This Agreement, and all matters arising hereunder or in connection herewith, shall be governed by, and construed in accordance with, the internal laws of the State of Texas without giving effect to the principles of conflict of laws.

(k) Submission to Jurisdiction. Each party to this Agreement hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the courts of the State of Texas sitting in Dallas, Texas and the United States District Court for the Northern District of Texas for any Actions arising out of or relating to this Agreement or the transaction contemplated hereby, (ii) agrees not to commence any Action relating thereto except in such courts and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice or document by U.S. registered mail, or otherwise in the manner provided for notices in Section 8(f) hereof, shall be effective service of process for any such Action brought against it in any such court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in such courts and (v) agrees not to plead or claim in any court that any such Action brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(l) Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(l).

(m) Specific Performance. The parties hereto agree that a Series A Holder would be irreparably damaged in the event that any of the provisions of this Agreement were not performed by another Series A Holder in accordance with their specific terms or were otherwise breached by another Series A Holder, and that the non-breaching Series A Holders would not have an adequate remedy at law for money damages in such event. It is accordingly agreed that a non-breaching Series A Holder shall be entitled, without posting any bond or other undertaking, to seek specific performance and injunctive and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(n) Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement shall be interpreted for or against any party hereto because that party or its legal representatives drafted the provision. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular section in which such words appear.

(o) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

(p) Expenses. Except as otherwise provided herein, each party hereto shall pay such party’s own expenses incurred in connection with the negotiation and execution of this Agreement and the Transaction. If any Action is commenced by any party hereto concerning this Agreement, the prevailing party shall recover from the losing party reasonable attorneys’ fees and costs and expenses, including those of appeal and not limited to taxable costs, incurred by the prevailing party, in addition to all other remedies to which the prevailing party may be entitled.

(q) No Ownership Interest. Nothing contained in this Agreement shall be deemed, upon execution, to vest in Series A Holder any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares of any other Series A Holder. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Series A Holder and no other Series A Holder shall have any authority to exercise any power or authority to direct any Series A Holder in the voting of any of the Covered Shares owned by such Series A Holder, except as otherwise provided herein.

(r) Representation. Each Series A Holder acknowledges and understands that Foley & Lardner LLP (“Foley”) has represented only N. Malone Mitchell 3rd in connection with the preparation of this Agreement, and that Foley only represents N. Malone Mitchell 3rd and does not represent any of the Series A Holders regarding this Agreement or any of the transactions contemplated in connection herewith, including the Transaction or in connection with any Transaction Document approved by all Series A Holders. Each Series A Holder acknowledges and affirms that such Series A Holder has had the opportunity to and has been advised to consult with legal counsel of its choosing regarding this Agreement and the transactions contemplated in connection herewith and that it has not relied upon Foley to provide it with any legal advice, nor has Foley provided any such advice, in connection with this Agreement, the Transaction or any other Transaction Document.

(s) Further Assurances. Each party hereto shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

(t) No Partnership or Agency. The parties hereto are independent and nothing in this Agreement constitutes any party hereto as the trustee, fiduciary, agent, employee, partner or joint venture of any other party hereto.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the day and year first above written.

SERIES A HOLDERS:

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC,
its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DALEA PARTNERS, LP
By:	Dalea Management, LLC,
its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

ALEXANDRIA NICOLE MITCHELL TRUST 2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

ELIZABETH LEE MITCHELL TRUST 2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

NOAH MALONE MITCHELL TRUST 2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

STEVENSON BRIGGS MITCHELL

/s/ Stevenson Briggs Mitchell
Stevenson Briggs Mitchell

KMF INVESTMENTS PARTNERS, LP
By: KMF Investments Advisors, LLC,
its general partner

By:	/s/ Jonathon Fite
Name:	Jonathon Fite
Title:	Managing Member

WEST INVESTMENT HOLDINGS, LLC
By: West Family Investments, Inc.,
its Manager

By:	/s/ Randy Rochman
Name:	Randy Rochman
Title:	CEO

RANDY ROCHMAN

/s/ Randy Rochman
Randy Rochman

BETSY ROCHMAN

/s/ Betsy Rochman
Betsy Rochman

N. MALONE MITCHELL 3RD

/s/ N. Malone Mitchell 3rd
N. Malone Mitchell 3rd

Exhibit A

Name and Contact Info of Series A Holder	Number of Series A Shares Owned	Pro Rata Share
Longfellow Energy, LP	533,000	57.87%
Dalea Partners, LP	42,000	4.56%
Alexandria Nicole Mitchell Trust 2005	41,000	4.45%
Elizabeth Lee Mitchell Trust 2005	41,000	4.45%
Noah Malone Mitchell Trust 2005	41,000	4.45%
Steven Briggs Mitchell	41,000	4.45%
KMF Investments Partners, LP	67,000	7.27%
West Investment Holdings, LLC	100,000	10.86%
Randy Rochman & Betsy Rochman as Tenants in Common	15,000	1.63%

Total	921,000	100%

Series A Holder	Number of Company Common Shares Beneficially Owned[1]
Longfellow Energy, LP	18,808,427
Dalea Partners, LP	5,133,522
Alexandria Nicole Mitchell Trust 2005	1,229,576
Elizabeth Lee Mitchell Trust 2005	1,229,576
Noah Malone Mitchell Trust 2005	1,229,576
Stevenson Briggs Mitchell	259,084
KMF Investments Partners, LP	3,105,146
West Investment Holdings, LLC	2,871,686
Randy Rochman & Betsy Rochman as Tenants in Common	609,870

Total

[1]

The Number of Company Common Shares Beneficially Owned will increase upon receipt of any paid-in-kind dividend issued to the Series A Holder between the date of this Agreement and consummation of the Merger. The Series A Holders intend for the number of Company Common Shares included in this table to include any such subsequently-received paid-in-kind Company Common Shares.

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